Mail Stop 3561

March 14, 2008

Steven L. Spinner
Chief Executive Officer and President
Performance Food Group Company
12500 West Creek Parkway
Richmond, VA 23238

> **Re: Performance Food Group Company**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 15, 2008**
> **Form 10-K for Fiscal Year Ended December 29, 2007**
> **Filed February 26, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 4, 2007**
> **File No. 0-22192**

Dear Mr. Spinner:

We have reviewed the above-referenced filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement
Notice of Special Meeting of Shareholders

1.   Please ensure that all proxy materials sent to shareholders conform with the requirements of Rule 14a-5(d)(1), including the notice of the special meeting. Please also ensure that both the proxy statement and form of proxy are clearly identified as preliminary versions until disseminated to security holders.

Important Notice Regarding the Availability of Proxy Materials, page 1

2.   Please remove the notice on page one regarding the internet availability of proxy materials. Pursuant to Rule 14a-16(m) under the Securities Exchange Act of 1934, Rule 14a-16 is not available for business combination transactions.

The Merger, page 16
Background of the Merger, page 16

3.   In the carryover paragraph on page 17 and in the third and fourth paragraphs on page 17, please disclose the type of financial information that was disclosed to Blackstone and to PE Firm Y.

4.   In the first full paragraph on page 21, please disclose the "certain issues" that arose from Blackstone's due diligence. In addition, please disclose the "certain potential liabilities" that Blackstone believed might occur after the closing of the merger.

5.   In the fourth full paragraph on page 21, please describe the "significant amount of work" that Blackstone had performed with respect to the potential liabilities. In addition, please disclose the "three possible alternatives" that Blackstone proposed to address the potential liabilities.

Reasons for the Merger; Recommendation of Our Board of Directors, page 24

6.   Please disclose any positive factors the board considered with respect to the company's ability to operate the business going forward. In this regard, we note the company's disclosure in additional proxy material filed January 22, 2008 that the merger "will give us resources and opportunities to grow our business."

Opinion of Evercore Group L.L.C., page 26

7.   We note the description of the discounted cash flow analysis prepared by Evercore Group L.L.C. on page 30. We further note that Evercore Group L.L.C. relied on management projections when preparing the discounted cash flow analysis. Please revise your description of the discounted cash flow analysis to disclose the management projections used. Please provide similar disclosure with respect to the discussion of present value of equity.

Interests of PFG's Directors and Executive Officers in the Merger, page 37
Change in Control Agreements, page 38

8.   In the first table on page 40, please include a total column indicating the total payments that are expected to be made to each executive officer pursuant to the change in control agreements.

The Merger Agreement, page 45
Representations and Warranties, page 46

9.   We note your disclosure on page 46 and 47 that "The assertions embodied in those
        representations and warranties were made solely for purposes of the merger agreement
        and may be subject to important qualifications and limitations agreed by the parties in
        connection with negotiating its terms (including exceptions described in the confidential
        disclosure schedules to the merger agreement). Moreover, some of those representations
        and warranties may not be accurate or complete as of any particular date because they are
        subject to a contractual standard of materiality or material adverse effect different from
        that generally applicable to public disclosures to shareholders .… [Y]ou should not rely
        on the representations and warranties contained in the merger agreement as statements of
        factual information." We also note that the company included similar disclosure in the
        Form 8-K filed on January 18, 2008. Please revise to remove any potential implication
        that the referenced merger agreement does not constitute public disclosure under the
        federal securities laws. Also, please revise the similar statement in the italicized text on
        page 45.

Where You Can Find More Information, page 71

10.   Please update the list of filings incorporated by reference to include, among other filings,
        the Annual Report on Form 10-K filed by the company on February 26, 2008.

Definitive Proxy Statement filed April 4, 2007
Compensation Discussion and Analysis, page 8
Components of 2006 Compensation for Executive Officers, page 9

11.   In future filings, please disclose the operating earnings or earnings per share that were
        required to be achieved in order for performance-based cash incentive compensation to
        be paid. In addition, please disclose how the cash incentives are calculated based on the
        minimum level of operating earnings or earnings per share and the quantitative and
        qualitative factors considered by the compensation committee.

12.   In future filings, please disclose the factors considered by the compensation committee in
        determining long-term equity incentive compensation. In this regard, we note that the
        company discloses the factors considered with respect to the decision to award stock
        options or restricted stock. Please expand the disclosure to include a discussion of the
        factors considered in making awards (*e.g.,* individual performance or achievement of a
        certain level of operating performance).

13.   In future filings, please disclose the performance target that must be achieved in order for
        the company to make contributions to a participant's account under the Supplemental
        Executive Retirement Plan.

Certain Payments to Named Executive Officers upon Termination of Employment, page 11

14.   In future filings, please discuss why you have chosen to pay certain multiples of the components of compensation under these arrangements.

Summary Compensation Table, page 16

15.   In future filings, please separately quantify in footnote four to the table the amounts attributable to (1) the change in actuarial present value and (2) above market earnings. See instruction 3 to Item 402(c)(2)(viii) of Regulation S-K.

*****

        As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Blair Petrillo, Staff Attorney, at (202) 551-3550, Ellie Quarles, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: F. Mitchell Walker
        Bass Berry & Sims